Registration No. 333-105320
Filed Pursuant to Rule 424(b)(3)

10,357,209 Shares of Common Stock

          This prospectus relates to 10,357,209 shares of GenVec, Inc. common stock, par value $0.001 (including the related preferred stock purchase rights), which the persons listed in this prospectus under ''Selling Stockholders’’ may offer and sell from time to time. Information on the selling stockholders, and the times and manner in which they may offer and sell shares of our common stock under this prospectus, is provided under ''Selling Stockholders’’ and ''Plan of Distribution.’’ We will not receive any proceeds from the sale of these shares by the selling stockholders.

          Pursuant to an Agreement and Plan of Reorganization, dated as of April 14, 2003, and the related Agreement and Plan of Merger, dated as of April 14, 2003, between Diacrin, Inc. and GenVec (collectively, the ''merger agreement’’), Diacrin was merged with and into GenVec, with GenVec as the surviving entity, on August 21, 2003. In the merger, Diacrin stockholders received 1.5292 shares of GenVec common stock for each share of Diacrin common stock that they owned. The selling stockholders are former stockholders of Diacrin, and the shares offered under this prospectus are the shares of GenVec common stock the selling stockholders received as a result of the merger.

          Our common stock trades on the NASDAQ National Market under the symbol ''GNVC.’’ On April 27, 2004, the last reported sale price for the common stock was $4.04 per share.

          Investing in our common stock involves certain risks. You should read the entire prospectus carefully before you make your investment decision. See ’’Risk Factors’’ beginning on page 5.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 28, 2004.

TABLE OF CONTENTS

GENVEC, INC.	3
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	5
RISK FACTORS	5
USE OF PROCEEDS	25
SELLING STOCKHOLDERS	25
PLAN OF DISTRIBUTION	26
LEGAL MATTERS	28
EXPERTS	28
WHERE YOU CAN FIND MORE INFORMATION	28
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE	29

          You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

          We have not taken any action to permit a public offering of the shares of common stock outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

GENVEC, INC.

          GenVec is a clinical-stage biopharmaceutical company developing and working to commercialize innovative therapeutic proteins to treat serious and life-threatening diseases, including cancer, heart disease and diseases of the eye. GenVec’s lead product candidates address significant markets for which no products are currently available or where we believe that the current standard of care can be significantly improved. Our most advanced product candidates are:

•	TNFerade™, which is currently in three Phase II trials for the treatment of locally advanced pancreatic cancer, non-metastatic esophageal cancer, and rectal cancer;

•	BIOBYPASS®, which has completed a Phase II trial in 71 patients with severe heart disease who have no treatment options. We expect to begin a randomized, placebo controlled trial with our corporate partner, Cordis Corporation in the second half of 2004 to study the clinical benefit of BIOBYPASS administered into targeted regions of the heart using an injection catheter;

•	Cell Transplantation Therapy which is currently in Phase I trials for the treatment of congestive heart failure; and

•	AdPEDF, which is currently in a Phase I trial for the treatment of wet age-related macular degeneration, a leading cause of blindness in individuals over the age of 50.

          Our TNFerade, BIOBYPASS and AdPEDF product candidates are based on our proprietary technology that uses a vehicle, commonly called a vector, to deliver genes that produce proteins at the site of disease. Proteins are widely used in the practice of medicine, and have already become FDA-approved products. The medical use of many proteins, however, has historically been limited by the inability to maintain sufficient concentrations of the protein at the site of the disease for a period of time long enough to provide a benefit, while minimizing side effects caused by the protein’s presence in other, non-target tissues. We believe that our technology addresses these key hurdles and may have many advantages when compared with other protein therapy approaches including:

•	The efficient production of therapeutic proteins at the site of disease;

•	Better toleration by localized administration to the diseased tissue thereby avoiding toxicity associated with systemic administration of proteins; and

•	More cost-effective development since each of our product candidates shares common production and scale-up, purification, quality assessment and formulation technologies.

          We use adenovectors to deliver protein-coded genes to cells. Adenovectors are modified adenoviruses, which are naturally occurring viruses that cause aliments like a common cold. Our adenovectors lack the ability to replicate and cannot reproduce themselves inside the body. Our vectors also do not invade or integrate with the DNA of the patients. Therefore, the insertion of the gene coded for the therapeutic protein is not permanent. The vector carrying the gene is delivered to the site of disease, produces the therapeutic protein for the desired period of time, and is then eliminated from the body.

          TNFerade and BIOBYPASS have been well tolerated in multiple human clinical trials using our proprietary protein delivery approach. We believe results to date support the broad applicability and commercial potential of our product candidates. In addition to our internally developed therapeutic product development programs, we are working with our collaborators and customers to develop second-generation vectors and new applications, such as vaccines, for our technology. Our current projects include:

•	A six-year, $30 million collaboration with The Vaccine Research Center at the National Institute of Allergy and Infectious Diseases of The National Institutes of Health to develop preventative AIDS and SARS vaccine candidates, announced January 2002;

•	A three-year, $4.5 million research collaboration with Fuso Pharmaceuticals to identify a targeted cancer therapy product candidate designed to treat not only the primary tumor but also cancer that has spread, or metastasized, to distant sites in the body, announced December 2002; and

•	A two-year, $1.9 million research agreement with the U.S. Naval Medical Research Center to develop vaccines against malaria and dengue virus, announced January 2003.

          We are also developing cell transplantation technology for treating human diseases that are characterized by cell dysfunction or cell death and for which current therapies are either inadequate or nonexistent. We believe cell transplantation products will address important unmet medical needs and that we will play a leading role in developing new product candidates.

          As previously announced, on August 21, 2003, we merged with Diacrin, Inc., a biotechnology company focused on developing cell transplantation technology for treating human diseases. As a result of the Merger, we acquired a lease to Diacrin’s premises located in Charlestown, Massachusetts, at which Diacrin’s corporate offices, laboratories and manufacturing facilities were located. We also acquired certain patents, laboratory equipment and supplies used in the research, development and potential future production of biopharmaceutical products.

          The executive offices of GenVec are located at 65 West Watkins Mill Road, Gaithersburg, Maryland 20878, and its telephone number is (240) 632-0740.

          GenVec, TNFerade and BIOBYPASS are registered trademarks of GenVec. All other trademarks and service marks used in this prospectus are the property of their respective owners.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

          This prospectus includes statements that reflect projections or expectations of future financial condition, results of operations and business of GenVec. These statements are subject to risk and uncertainty. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended Forward-looking statements also may be included in other statements that we make. All statements that are not descriptions of historical facts are forward-looking statements, based on management’s estimates, assumptions and projections that are subject to risks and uncertainties. These statements can generally be identified by the use of forward-looking terminology such as “believes,” “expects,” “intends,” “may,” “will,” “should,” or “anticipates” or similar terminology. Although we believe that the expectations reflected in such forward-looking statements are reasonable as of the date of such statements, actual results, could differ materially from those currently anticipated due to a number of factors, including:

•	risks relating to the early stage of products under development;

•	uncertainties relating to clinical trials;

•	dependence on third parties;

•	future capital needs; and

•	risks relating to the commercialization, if any, of our product candidates (such as marketing, safety, regulatory, patent, product liability, supply, competition and other risks).

          In addition, you should carefully consider the matters described in the section entitled ''Risk Factors.’’

          GenVec’s forward-looking statements speak only as of the dates on which they are made. By making forward-looking statements, GenVec assumes no duty to update them to reflect new, changing or unanticipated events or circumstances, except as may be required by applicable law.

RISK FACTORS

          An investment in our common stock involves a high degree of risk. Described below are risks associated with our business, the industry in which we conduct our business, and ownership of our common stock. You should carefully consider the following information about these risks before buying shares of our common stock. The following risks and uncertainties are not the only ones facing us. Additional risks and uncertainties that we are unaware of or that we currently believe are not material could also materially adversely affect our business, financial condition or results of operations. In any case, the value of the common stock could decline, and you could lose all or part of your investment. You should also refer to the other information contained in this prospectus or incorporated herein by reference, including our financial statements and the notes to those statements. See also, “Special Note Regarding Forward-Looking Statements.”

Risks Related to GenVec’s Business

          GenVec has a history of losses and anticipates future losses.

          GenVec has incurred net losses in each year since its inception in December 1992, including a net loss of $21.3 million for the year ended December 31, 2003. As of December 31, 2003, GenVec had an accumulated deficit of approximately $116.7 million. GenVec is unsure if or when GenVec will become profitable. The size of GenVec’s net losses will depend, in part, on the growth rate of GenVec’s revenues and the level of GenVec’s expenses.

          GenVec derives substantially all of its revenues from payments from collaborations with corporations and government entities, and will continue to do so for the foreseeable future. GenVec expects that it will be several years, if ever, before GenVec will recognize revenue from product candidate sales or royalties. A large portion of GenVec’s expenses is fixed, including expenses related to facilities, equipment and personnel. In addition, GenVec expects to spend significant amounts to fund research and development and to enhance its core technologies. GenVec also expects to incur substantial expenses to manufacture GenVec’s product candidates. As a result, GenVec expects that its operating expenses will increase significantly over the next several years and, consequently, it will need to generate significant additional revenue to achieve profitability. Even if GenVec does achieve profitability, GenVec may not be able to sustain or increase profitability on a consistent basis.

          GenVec will have no product revenues in the near term and may need to raise additional capital to operate its business.

          We are focused on clinical product development. Until, and unless, we receive approval from the FDA and other regulatory authorities for our product candidates, we cannot sell these products and will not have product revenues. Thereafter, we will require substantial funds to conduct research and development activities, preclinical studies, clinical trials and other activities prior to the commercialization of any potential products. We anticipate that such funds will be obtained from external sources and intend to seek additional equity, debt or lease financing or collaborative agreements with corporate, governmental or academic collaborators to fund future operations. However, our actual capital requirements will depend on many factors. If we experience unanticipated cash requirements, we may need to seek additional sources of funding, which may not be available on favorable terms, if at all. Such additional funding may only be available on terms that may cause dilution to common stockholders, have liquidation preferences and/or pre-emptive rights. In the past, we have secured funding on terms that included pre-emptive rights. For example, pursuant to an Investor Rights Agreement among GenVec and HealthCare

Ventures V, L.P. and HealthCare Ventures VI, L.P. dated December 21, 2001, HealthCare Ventures V and VI have the right to purchase shares of GenVec common stock that we may propose to sell in the future to prevent dilution of their interest in the company. If we do not succeed in raising additional funds on acceptable terms, we may be unable to complete planned preclinical studies and clinical trials or obtain approval of our product candidates from the FDA and other regulatory authorities. In addition, we could be forced to discontinue product development, reduce or forego sales and marketing efforts and attractive business opportunities or discontinue operations.

          GenVec’s ability to develop, obtain regulatory approval of and commercialize its potential products depends, in part, on collaborations with other entities. If GenVec is unable to find collaborators, it may not be able to develop, test and commercialize its products.

          To date, GenVec has entered into collaborative agreements with only a limited number of companies, and some of those agreements are no longer in effect. The success of GenVec’s business strategy depends, in part, on its ability to enter into and sustain collaborations with other entities relating to the development and commercialization of its product candidates. Unless GenVec is able to enter into and sustain collaboration agreements, it will need to raise additional funds for the development, testing, and commercialization of its product candidates. If collaborations or other funding is not available, GenVec may have to delay or curtail the development and commercialization of certain product candidates.

          GenVec cannot be sure that its collaborators will perform as expected, and collaborations might produce conflicts that could delay or prevent the development or commercialization of its potential product candidates and negatively impact its business and financial condition.

          GenVec cannot control the resources that any collaborator may devote to GenVec’s products. GenVec’s present or future collaborators may not perform their obligations as expected. These collaborators may breach or terminate their agreements with GenVec or otherwise fail to conduct their collaborative activities successfully and in a timely manner. In addition, GenVec’s collaborators may elect not to develop products arising out of GenVec’s collaborative arrangements or to devote sufficient resources to the development, regulatory approval, manufacture, marketing or sale of these products. If any of these events occur, GenVec may not be able to develop its technologies or commercialize its products.

          An important part of GenVec’s strategy involves conducting multiple product development programs. GenVec may pursue opportunities in fields that conflict with those of its collaborators. In addition, disagreements with its collaborators could develop over rights to its intellectual property. The resolution of such conflicts and disagreements may require GenVec to relinquish rights to its intellectual property to which GenVec believes it is entitled. In addition, any disagreement or conflict with its collaborators could reduce its ability to obtain future collaboration agreements and negatively impact its relationship with existing collaborators. Such a conflict or disagreement could also lead to delays in collaborative research, development, regulatory approval or commercialization of various products or could require or result in litigation or arbitration, which would be time consuming and expensive and could have a significant negative impact on GenVec’s business, financial condition and results of operations.

          GenVec’s collaboration agreements may prohibit GenVec from conducting research in areas that may compete with its collaboration products, while GenVec’s collaborators may not be limited to the same extent. This could negatively affect GenVec’s ability to develop products and, ultimately, prevent GenVec from achieving continuing sources of revenues.

          GenVec anticipates that some of GenVec’s corporate or academic collaborators will be conducting multiple product development efforts within each disease area that is the subject of its collaboration with GenVec. In the past, GenVec generally has agreed not to conduct independently, or with any third party, certain research that is competitive with the research conducted under GenVec’s collaborations. Therefore, GenVec’s collaborations may have the effect of limiting the areas of research that GenVec may pursue, either alone or with others. Some of GenVec’s collaborators, however, may develop, either alone or with others, products in related fields that are competitive with the products or potential products that are the subject of their collaborations with GenVec. In addition, competing products, either developed by the collaborators or to which the collaborators have rights, may result in their withdrawing support for GenVec’s product candidates.

          Generally under GenVec’s academic collaborations, GenVec retains the right to exclusively license any technologies developed using funding that GenVec provided. If GenVec elects to not license a particular technology, the academic collaborator is typically free to use the technology for any purpose, including the development and commercialization of products that might compete with GenVec’s products.

          GenVec is an early stage company deploying unproven technologies, and GenVec may never be able to develop, get regulatory approval of, or market any of its product candidates.

          Gene-based medicines and cell transplantation are new and rapidly evolving medical approaches, which have not been shown to be effective on a widespread basis. Biotechnology and pharmaceutical companies have successfully developed and commercialized only a limited number of gene-based products to date, and no cell transplantation products have been successfully developed and commercialized to date. In addition, no gene therapy product or cell transplantation product has received regulatory approval in the United States or internationally. GenVec also has only limited data relating to the safety and effectiveness of its product candidates and delivery systems. To date, none of GenVec’s product candidates has been approved for sale in the United States or elsewhere. GenVec may be unable to develop products or delivery systems that:

•	prove to be safe and effective;

•	meet applicable regulatory standards;

•	are capable of being manufactured at reasonable costs;

•	do not infringe the intellectual property rights of third parties;

•	are superior to products offered by third parties; or

•	can be marketed successfully.

          Gene-based medicines and cell transplantation products may be susceptible to various risks, including undesirable and unintended side effects from genes, cells or the delivery systems, unintended immune system responses, inadequate therapeutic efficacy or other characteristics that may prevent or limit their approval or commercial use. Successful products require significant development and investment, including a lengthy and uncertain period of testing to show their safety and effectiveness before their regulatory approval or commercialization. To date, GenVec has not proven its ability to develop, obtain regulatory approval of or commercialize gene therapy products. GenVec may be unable to successfully select those genes or cells with the most potential for commercial development.

          If GenVec fails to adequately show the safety and efficacy of GenVec’s product candidates, GenVec will not be able to obtain FDA approval of GenVec’s product candidates.

          GenVec faces the risk of failure involved in developing therapies based on new technologies. While certain of GenVec’s product candidates are in clinical trials, there are others for which GenVec has not yet initiated clinical trials. For those product candidates not yet in clinical trials, GenVec will need to conduct significant additional research and animal testing, referred to as preclinical testing, before any of these product candidates can advance to clinical trials. In addition, GenVec will need to conduct further clinical testing of those product candidates currently in clinical trials. It may take GenVec many years to complete preclinical testing or trials, and failure could occur at any stage of testing. Acceptable results in early testing or trials might not be repeated later. Not all products in preclinical testing or early stage clinical trials will become approved products. Before GenVec can file applications with the FDA for product approval, GenVec must show that a particular product candidate is safe and effective. Even with respect to those product candidates currently in clinical trials, GenVec must demonstrate the safety and efficacy of those product candidates before GenVec can secure FDA approval. GenVec’s failure to adequately show the safety and effectiveness of its product candidates would prevent FDA approval of GenVec’s products. GenVec’s product development costs will increase if it experiences delays in testing or regulatory approvals or if GenVec needs to perform more or larger clinical trials than planned. If the delays are significant, they could negatively affect GenVec’s financial results and the commercial prospects for GenVec’s product candidates.

          Because GenVec or its collaborators must obtain regulatory approval to market GenVec’s products in the United States and in non-U.S. jurisdictions, GenVec cannot predict whether or when it will be permitted to commercialize its products; failure to comply with applicable regulations can also harm GenVec’s business and operations.

          The pharmaceutical industry is subject to stringent regulation by a wide range of authorities. GenVec cannot predict whether it or its collaborators will obtain regulatory approval for any product GenVec develops. No one can market a pharmaceutical product in the United States until it has completed rigorous preclinical testing and clinical trials of the product and an extensive regulatory approval process implemented by the FDA. To date, neither the FDA nor any other regulatory agency has approved a gene therapy product or a cell transplantation product for sale in the United States or internationally. Satisfaction of regulatory requirements typically takes many years, is dependent upon the type, complexity and novelty of the product and requires the expenditure of substantial resources. Of particular significance are the requirements covering research and development, testing, manufacturing, quality control, labeling and promotion of drugs for human use. Before commencing clinical trials, GenVec must submit to the FDA and receive approval from the FDA of an Investigational New Drug application, commonly referred to as IND. Clinical trials are subject to oversight by Institutional Review Boards and the FDA. Clinical trials are also subject to:

•	informed consent;

•	good clinical practices;

•	continuing FDA oversight;

•	potentially large numbers of test subjects; and

•	potential suspension by GenVec, its collaborators or the FDA at any time if it is believed that the subjects participating in these trials are being exposed to unacceptable health risks or if the FDA finds deficiencies in the Investigational New Drug application or the conduct of these trials.

          GenVec may encounter delays or rejections in the regulatory approval process because of additional government regulation from future legislation or administrative action or changes in FDA policy during the period of product development, clinical trials and FDA regulatory review. Failure to comply with applicable FDA or other applicable regulatory requirements may result in criminal prosecution, civil penalties, recall or seizure of products, total or partial suspension of production or injunction, as well as other regulatory action against GenVec’s product candidates or GenVec. If regulatory approval of a product is granted, this approval will be limited to those disease indications for which the product has shown through clinical trials to be safe and effective. The FDA also strictly regulates promotion and labeling after approval. Outside the United States, GenVec’s ability to market a product is contingent upon receiving clearances from the appropriate regulatory authorities. This non-U.S. regulatory approval process includes risks similar to those associated with FDA clearance described above.

          If GenVec or its collaborators are unable to manufacture its products in sufficient quantities or are unable to obtain regulatory approvals for a manufacturing facility for its products, it may experience delays, and may be unable to meet demand, and may lose potential revenues.

          Completion of our clinical trials and commercialization of our product candidates require access to, or development of, facilities to manufacture a sufficient supply of our product candidates. We have limited experience manufacturing any of our gene-based products in the volumes that will be necessary to support large-scale clinical trials or commercial sales. We do not yet know the extent to which we will be able to adapt our existing Charlestown manufacturing facilities and processes to the manufacture of gene therapy product candidates.

          Our Charlestown facility currently is the only manufacturer of our cell transplantation product candidates. For the next several years, we expect to conduct manufacturing for cell transplantation products in the facility in Charlestown, Massachusetts. If this facility or the equipment in this facility is significantly damaged or destroyed, we will not be able to replace quickly or inexpensively our manufacturing capacity. We do not have any experience manufacturing cell transplantation product candidates in the volumes that will be necessary to support large clinical trials or commercial sales. Our present manufacturing process may not meet initial expectations as to scheduling, reproducibility, yield, purity, cost, potency or quality.

          If we or our collaborators are unable to manufacture our product candidates in clinical quantities or, when necessary, commercial quantities, then we will need to rely on third-parties to manufacture compounds for clinical and commercial purposes. These third-party manufacturers must receive FDA approval before they can produce clinical material or commercial products. Our products may be in competition with other products for access to these facilities and may be subject to delays in manufacture if third parties give other products greater priority. In addition, we may not be able to enter into any necessary third-party manufacturing arrangements on acceptable terms, or on a timely basis. There are very few contract manufacturers who currently have the capability to produce our proposed products, and the inability of any of these contract manufacturers to deliver our required quantities of product candidates on a timely basis and at commercially reasonable prices would negatively affect our operations.

          Before we or our collaborators can begin commercial manufacturing of any of our product candidates, we or our collaborators must obtain regulatory approval of the manufacturing facility and process. Manufacturing of our proposed products must comply with the FDA’s current Good Manufacturing Practices requirements, commonly known as cGMP, and non-U.S. regulatory requirements. The cGMP requirements govern quality control and documentation policies and procedures. In complying with cGMP and non-U.S. regulatory requirements, we will be obligated to expend time, money and effort in production, record keeping and quality control to assure that the product meets applicable specifications and other requirements. We or our collaborators must also pass a pre-approval inspection before FDA approval. If we or our collaborators fail to comply with these requirements, our product candidates would not be approved. If we or our collaborators fail to comply with these requirements after approval, we would be subject to possible regulatory action and may be limited in the jurisdictions in which we are permitted to sell our products. The FDA and non-U.S. regulatory authorities also have the authority to perform unannounced periodic inspections of our manufacturing facility to ensure compliance with cGMP and non-U.S. regulatory requirements.

          If successful large-scale manufacturing of gene-based medicines or cell transplantation products is not possible, GenVec may be unable to manufacture enough of its product candidates to achieve regulatory approval or market its products.

          Very few companies have shown successful large-scale manufacturing of gene-based medicines or cell transplantation products, and it is anticipated that certain process development and manufacturing scale-up changes will be necessary for the commercial process. GenVec may be unable to manufacture commercial-scale quantities of gene-based medicines or cell transplantation products, or receive appropriate government approvals, on a timely basis or at all. Failure to successfully manufacture or obtain appropriate government approvals on a timely basis would prevent GenVec from achieving its business objectives.

          GenVec may experience difficulties or delays in product manufacturing, which are beyond its control and could harm its business, because it relies on third-party manufacturers.

          GenVec currently expects to produce its product candidates through third party manufacturers and to the extent possible using the former Diacrin manufacturing facilities. Problems with any manufacturing processes could result in product defects, which could require GenVec to delay shipment of products or recall products previously shipped. In addition, any prolonged interruption in the operations of GenVec’s or a third party’s manufacturing facilities could result in the cancellation of shipments. A number of factors could cause interruptions, including equipment malfunctions or process failures, or damage to a facility due to natural disasters or otherwise. Because GenVec’s manufacturing processes are or are expected to be highly complex and subject to a lengthy FDA approval process, alternative qualified production capacity may not be available on a timely basis or at all.

          Difficulties or delays in GenVec’s manufacturing could increase GenVec’s costs and damage GenVec’s reputation. The manufacture of pharmaceutical products can be an expensive, time-consuming, and complex process. Manufacturers often encounter difficulties in scaling-up production of new products, including problems involving the transfer of manufacturing technology, production yields, quality control and assurance, and shortages of personnel. Delays in formulation and scale-up to commercial quantities could result in additional expense and delays in GenVec’s clinical trials, regulatory submissions and commercialization.

          GenVec relies on a limited number of suppliers for some of its manufacturing materials. Any problems experienced by any of these suppliers could negatively affect GenVec’s operations.

          GenVec relies on third-party suppliers and vendors for some of the materials used in the manufacture of its product candidates. Some of these materials are obtained from one supplier or vendor. For supply of early clinical trial materials, GenVec relies on one supplier, Invitrogen Corporation, for its cell culture medium. The cell culture medium is used to grow the cells within which GenVec’s product candidates are produced. For supply of late-stage clinical trial materials, GenVec currently is planning to use purification resins from the Applied Biosystems Group of Applera Corporation and the BioSepra S.A. Process Division of Ciphergen Biosystems, Inc. in addition to the one supplier for cell culture medium. GenVec does not currently have supply agreements with any of these suppliers. Any significant problem experienced by one of GenVec’s suppliers could result in a delay or interruption in the supply of materials to GenVec until such supplier resolves the problem or an alternative source of supply is located. GenVec has limited experience with alternative sources of the aforementioned raw materials. Any delay or interruption would likely lead to a delay or interruption of manufacturing operations, which could negatively affect GenVec’s operations.

          GenVec has limited marketing capabilities, and if it is unable to enter into collaborations with marketing partners or develop its own sales and marketing capability, it may not be successful in commercializing its products.

          GenVec currently has limited sales, marketing and distribution capabilities. As a result, GenVec will depend on collaborations with third parties that have established distribution systems and direct sales forces. To the extent that GenVec enters into co-promotion or other licensing arrangements, GenVec’s revenues will depend upon the efforts of third parties, over which GenVec may have little or no control. If GenVec is unable to reach and maintain agreements with one or more pharmaceutical companies or collaborators, GenVec may be required to market its products directly. In any case GenVec may elect to establish GenVec’s own specialized sales force and marketing organization to market GenVec’s products to physicians. In order to do this, GenVec would have to develop a marketing and sales force with technical expertise and with supporting distribution capability. Developing a marketing and sales force is expensive and time consuming and could delay a product launch. GenVec cannot be certain that GenVec will be able to attract and retain qualified sales personnel or otherwise develop this capability.

          GenVec faces substantial competition from other companies and research institutions that are developing products to treat the same diseases that its product candidates target, and it may not be able to compete successfully.

          GenVec competes with pharmaceutical and biotechnology companies that are pursuing other forms of treatment for the diseases that GenVec’s product candidates will target. GenVec may also face competition from companies that may develop competing technology internally or acquire it from universities and other research institutions. As these companies develop their technologies, they may develop proprietary positions, which may prevent or limit GenVec’s product commercialization efforts.

          Some of GenVec’s competitors are established companies with greater financial and other resources than GenVec has. GenVec expects that competition in its business will intensify. GenVec’s competitors may succeed in:

•	identifying important genes or delivery mechanisms before GenVec;

•	developing products or product candidates earlier than GenVec does;

•	forming collaborations before GenVec does, or precluding GenVec from forming collaborations with others;

•	obtaining approvals from the FDA or other regulatory agencies for such products more rapidly than GenVec does;

•	developing and validating manufacturing processes more rapidly than GenVec does;

•	obtaining patent protection to other intellectual property rights that would limit or preclude GenVec’s ability to use its technologies or develop products; or

•	developing products that are safer or more effective than those GenVec develops or proposes to develop.

          While GenVec seeks to expand its technological capabilities to remain competitive, research and development by others may render its technology or product candidates obsolete or noncompetitive or result in treatments or cures superior to any therapy developed by GenVec.

Risks Related to GenVec’s Industry

          If GenVec is unable to adequately protect its intellectual property rights, its competitors may be able to take advantage of GenVec’s research and development efforts to compete with GenVec.

          GenVec’s commercial success will depend in part on obtaining patent protection for its products and other technologies and successfully defending these patents against third party challenges. GenVec’s patent position, like that of other biotechnology firms, is highly uncertain and involves complex legal and factual questions. The biotechnology patent situation in the United States and other countries is uncertain and is currently undergoing review and revision. Changes in, or different interpretations of, patent laws in the United States and other countries might allow others to use GenVec’s discoveries or to develop and commercialize its products without any compensation to GenVec.

          GenVec’s ability to develop and protect a proprietary position based on biotechnological innovations and technologies involving genes and gene therapy, cells and cell transplantation, delivery systems, production, formulations and the like, is particularly uncertain. The U.S. Patent and Trademark Office, as well as the patent offices in other countries, have often required that patent applications concerning biotechnology-related inventions be limited or narrowed substantially. GenVec’s disclosures in its patent applications may not be sufficient to meet the statutory requirements for patentability in all cases. In addition, other companies or institutions possess issued patents and have filed and will file patent applications that cover or attempt to cover genes, vectors, cell lines, and methods of making and using gene therapy products and cell transplantation products that are the same as or similar to the subject matter of GenVec’s patent applications. For example, while GenVec has pending patent applications pertaining to various types of adenovectors that cannot reproduce themselves, adenovectors modified to alter cell binding characteristics and special cell lines used to grow adenovectors, GenVec is aware of issued patents and pending patent applications of other companies and institutions relating to the same subject matter. Patents and patent applications of third parties may have priority over GenVec’s issued patents and GenVec’s pending or yet to be filed patent applications. Proceedings before the U.S. Patent and Trademark Office and other patent offices to determine who properly lays claim to inventions are costly and time consuming, and GenVec may not win in any such proceedings.

          The issued patents GenVec already has or GenVec may obtain in the future may not provide commercially meaningful protection against competitors. Other companies or institutions may challenge GenVec’s or its collaborators’ patents in the United States and other countries. In the event a company, institution or researcher infringes upon GenVec’s or its collaborators’ patent rights, enforcing these rights may be difficult and can be expensive and time consuming, with no guarantee that GenVec’s or its collaborators’ patent rights will be upheld. Others may be able to design around these patents or develop unique products providing effects similar to GenVec’s products. Thus, for example, although GenVec has an issued U.S. patent broadly covering stocks of adenovectors that cannot reproduce themselves, GenVec’s competitors may find ways to get around this patent. In addition, GenVec’s competitors may legally challenge GenVec’s patents and they may be held to be invalid. In addition, various components used in developing gene therapy products, such as particular genes, vectors, promoters, cell lines and construction methods, used by others and GenVec, are available to the public. As a result, GenVec is unable to obtain patent protection with respect to such components, and third parties can freely use such components. Third parties may develop products using such components that compete with GenVec’s potential products. Also, with respect to some of GenVec’s patentable inventions, GenVec or GenVec’s collaborators have decided not to pursue patent protection outside the United States. Accordingly, GenVec’s competitors could develop, and receive non-U.S. patent protection for, gene technologies for which GenVec or GenVec’s collaborators have or are seeking U.S. patent protection. GenVec’s competitors may be free to use these technologies outside the United States in the absence of patent protection.

          Where GenVec believes patent protection is not appropriate it relies to a limited extent on trade secrets to protect its technology. However, trade secrets are difficult to protect. While GenVec has entered into confidentiality agreements with employees and collaborators, GenVec may not be able to prevent the disclosure or use of GenVec’s trade secrets. In addition, other companies or institutions may independently develop substantially equivalent information and techniques.

          If GenVec’s potential products conflict with intellectual property rights of competitors, universities or others, then GenVec may be prevented from developing those product candidates.

          Other companies and institutions have issued patents and have filed and will file patent applications that may issue into patents that cover or attempt to cover genes, vectors, cell lines and methods of making and using gene and gene-based therapy products or cell transplantation products used in or similar to GenVec’s product candidates and technologies. For example, GenVec is aware of issued patents and pending patent applications relating to the delivery, including through the use of adenovectors, of medically beneficial substances to the heart and other tissues. It could be alleged that GenVec’s BIOBYPASS angiogen conflicts with these patents. GenVec also is aware of other issued patents and pending patent applications that relate to various aspects of GenVec’s product candidates and systems including GenVec’s BIOBYPASS product candidate, TNFerade product candidate, PEDF product candidates, adenovector construction systems, adenovector manufacturing systems, and adenovector targeting systems, and it could be alleged that GenVec’s product candidates conflict with these patents. GenVec has not conducted freedom to use patent searches on all aspects of GenVec’s product candidates or potential product candidates, and GenVec may be unaware of relevant patents and patent applications of third parties. In addition, those freedom to use patent searches that have been conducted may not have identified all relevant issued patents or all relevant pending patent applications that could issue into patents, particularly in view of the characterizations of the subject matter of issued patents and pending patent applications, as well as the fact that pending patent applications can be maintained in secrecy for a period of time and, in some circumstances, until issuance as patents.

          An issued patent gives rise to a rebuttable presumption of validity under U.S. law and the laws of some other countries. The holder of a patent to which GenVec or GenVec’s collaborators do not hold a license could bring legal actions against GenVec’s collaborators or GenVec for damages or to stop GenVec or GenVec’s collaborators from using the affected technology, which could limit or preclude GenVec’s ability to develop and commercialize its product candidates. If any of GenVec’s potential products are found to infringe a patent of a competitor or third party, GenVec or GenVec’s collaborators may be required to pay damages and to either obtain a license in order to continue to develop and commercialize the potential products or, at the discretion of the competitor or third party, to stop development and commercialization of the potential products. Since GenVec has concentrated its resources on developing only a limited number of products, the inability to market one of its products would disproportionately affect GenVec as opposed to a competing company with many products in development.

          GenVec believes that there will be significant litigation in GenVec’s industry regarding intellectual property rights. Many of GenVec’s competitors have expended and are continuing to expend significant amounts of time, money and management resources on intellectual property litigation. If GenVec becomes involved in litigation, it could consume a substantial portion of GenVec’s resources and could adversely affect GenVec’s business, financial condition and results of operations, even if GenVec ultimately is successful in such litigation, in view of GenVec’s limited resources.

          If GenVec’s right to use intellectual property or GenVec’s license from others is affected, GenVec’s ability to develop and commercialize GenVec’s product candidates may be harmed.

          GenVec relies, in part, on licenses to use some technologies that are material to GenVec’s business. For example, to create GenVec’s gene-based product candidates, GenVec combines GenVec’s vectors with genes intended to produce proteins. For GenVec’s current gene-based product candidates, GenVec has secured licenses to use the VEGF121, TNF—alpha, and PEDF genes. GenVec does not own the patents that underlie these licenses. For these genes, GenVec does not control the enforcement of the patents. GenVec relies upon GenVec’s licensors to properly prosecute and file those patent applications and to prevent infringement of those patents.

          While many of the licenses under which GenVec has rights provide GenVec with exclusive rights in specified fields, the scope of GenVec’s rights under these and other licenses may be subject to dispute by GenVec’s licensors or third parties. In addition, GenVec’s rights to use these technologies and practice the inventions claimed in the licensed patents and patent applications are subject to GenVec’s licensors abiding by the terms of those licenses and not terminating them. Any of GenVec’s licenses may be terminated by the licensor if GenVec is in breach of a term or condition of the license agreement, or in certain other circumstances. In addition, some of GenVec’s licenses require GenVec to achieve specific milestones.

          GenVec’s product candidates and potential product candidates will require several components that may each be the subject of a license agreement. The cumulative license fees and royalties for these components may make the commercialization of these product candidates uneconomical.

          Adverse events in the fields of gene therapy may negatively affect regulatory approval or public perception of GenVec’s products or product candidates.

          In September 1999, a patient undergoing gene therapy using an adenoviral vector to deliver a therapeutic gene died as a result of an adverse reaction to the treatment. This death was widely publicized. Other patient deaths have occurred in other gene-based clinical trials. These deaths and the resulting publicity surrounding them, as well as any other serious adverse events in the fields of gene therapy or cell transplantation that may occur in the future, may result in greater governmental regulation of GenVec’s product candidates and potential regulatory delays relating to the testing or approval of GenVec’s product candidates. As a result of the incident in September 1999, the United States Senate held a series of hearings to determine whether additional legislation was required to protect patients who participate in clinical trials. Possibly as a consequence of these hearings, a specific division within the FDA for gene and cell therapy was established. Furthermore, extended patient follow-up for gene therapy product candidates has been recommended. Additionally, the National Institutes of Health, commonly referred to as NIH, and its advisory bodies routinely review the field of gene therapy and issue reports on the adverse events reported by investigators. The NIH has approved a proposal to establish a Gene Transfer Safety Assessment Board to review serious adverse event reports, annual reports and other safety information in order to assess toxicity and safety and report these findings at NIH Recombinant DNA Advisory Committee (RAC) meetings. Additional scrutiny cannot be ruled out. Any increased scrutiny could delay or increase the costs of GenVec’s product development efforts or clinical trials.

          The commercial success of GenVec’s product candidates will depend in part on public acceptance of the use of gene therapies and cell transplantation for the prevention or treatment of human disease. Public attitudes may be influenced by claims that gene therapy or cell transplantation is unsafe, and gene therapy and cell transplantation may not gain the acceptance of the public or the medical community. Negative public reaction to gene therapy or cell transplantation could result in greater government regulation and stricter clinical trial oversight and commercial product labeling requirements of gene therapies and cell transplantation products, and could cause a decrease in the demand for any products that GenVec may develop.

          If gene therapy or cell transplantation does not gain acceptance among the public, the medical community and third-party payors, GenVec’s business prospects will be seriously harmed and GenVec may be unable to generate revenues.

          GenVec’s product candidates involve new technologies and therapeutic approaches in the fields of gene therapy and cell transplantation, which are a new and evolving fields. As discussed above, no gene therapy product or cell transplantation product has received regulatory approval in any country, including the United States, and adverse events in these fields may negatively affect public perception of GenVec’s product candidates. Even if GenVec’s product candidates attain regulatory approval, GenVec’s success will depend upon the medical community, patients and third party payors accepting gene therapy products and cell transplantation products in general, and GenVec’s product candidates in particular, as medically useful, cost-effective and safe. In particular, GenVec’s success will depend upon physicians specializing in the treatment of those diseases that GenVec’s product candidates target prescribing treatments that involve the use of GenVec’s product candidates in lieu of, or in addition to, existing treatments that they are already familiar with and for which greater clinical data may be available. Even if the clinical safety and efficacy of GenVec’s product candidates is established, physicians may elect not to recommend GenVec’s products for a variety of reasons, including the reimbursement policies of government and third-party payors. Further, third-party payors, such as health insurance plans, may be reluctant to authorize and pay for new forms of treatment that they may deem expensive and less-proven that existing treatments. Even if gene therapy products or cell transplantation products, and GenVec’s product candidates in particular, are accepted by the medical community and third-party payors, the public in general, or patients in particular, may be uncomfortable with new therapies, including GenVec’s product candidates, and it could take substantial time for them to accept gene therapy products or cell transplantation products as a viable treatment alternative, if ever. If gene therapy and/or cell transplantation and GenVec’s product candidates do not gain widespread acceptance, GenVec may be unable to generate significant revenues, if any, which would adversely affect GenVec’s results of operations. In addition, even if GenVec’s product candidates achieve market acceptance, GenVec may not be able to maintain that market acceptance over time if new products or technologies are introduced that are more favorably received than GenVec’s product candidates or render them obsolete.

          GenVec may be sued for product liability, which could damage GenVec’s reputation and expose GenVec to unanticipated costs.

          GenVec, alone or with GenVec’s collaborators, may be held liable if any product GenVec or GenVec’s collaborators develop, or any product, which is made with the use or incorporation of any of GenVec’s technologies, causes injury or is found otherwise unsuitable during product testing, manufacturing, marketing or sale. Regardless of the merit or eventual outcome, product liability claims may result in:

•	withdrawal of product candidates from GenVec’s clinical trials;

•	withdrawal of GenVec’s products from the market; if they have been approved;

•	damage to GenVec’s reputation;

•	costs of litigation;

•	substantial monetary awards to plaintiffs; and

•	decreased demand for GenVec’s products or product candidates.

          Although GenVec currently has and intends to maintain product liability insurance, this insurance may become prohibitively expensive, or may not fully cover GenVec’s potential liabilities. Inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or inhibit the commercialization of products developed by GenVec or in collaboration with others. Currently, GenVec has a total of $5.0 million liability coverage under a clinical trials and professional liability insurance policy. If GenVec is sued for any injury caused by GenVec’s products, GenVec’s liability could exceed GenVec’s total resources.

          GenVec uses hazardous chemicals and radioactive and biological materials in GenVec’s business; any liability or disputes relating to improper handling, storage or disposal of these materials could be time consuming and costly.

          GenVec’s research and development processes involve the use of hazardous materials, including chemicals and radioactive and biological materials, and also produce hazardous waste products. Hazardous chemicals used in GenVec’s processes include, but are not limited to, flammable solvents such as methanol and ethanol, toxic chemicals such as ethidium bromide and formaldehyde, and corrosive chemicals such as acetic acid and sodium hydroxide. GenVec also uses several radioactive compounds, including phosphorous-32, carbon-14, sulfur-35, phosphorous-33, iodine-125, hydrogen-3, and chromium-51.

          The hazardous biological material used in GenVec’s research and development activities include human and animal cell lines and viruses, such as adenoviruses, and animals infected with human viruses. Some of the biological material may be novel, including viruses with novel properties. GenVec cannot eliminate the risk of accidental contamination or discharge or injury from these materials. Federal, state, and local laws and regulations govern the use, manufacture, storage, handling and disposal of these materials. GenVec could be subject to civil damages in the event of an improper or unauthorized release of, or exposure of individuals to, these hazardous materials. In addition, claimants may sue GenVec for injury or contamination that results from its use or the use by third parties of these materials, and GenVec’s liability may exceed GenVec’s total assets. Compliance with environmental laws and regulations may be expensive, and current or future environmental regulations may impair GenVec’s research, development or production efforts.

          Although GenVec has general liability insurance, these polices contain exclusions from insurance against claims arising from pollution from chemical or radioactive materials. GenVec’s collaborators are working with these types of hazardous materials in connection with GenVec’s collaborations. In the event of a lawsuit or investigation, GenVec could be held responsible for any injury GenVec or GenVec’s collaborators cause to persons or property by exposure to, or release of, any hazardous materials. However, GenVec believes that GenVec is currently in compliance with all applicable environmental and occupational health and safety regulations.

          If reforms in the health care industry make reimbursement for GenVec’s potential products less likely, the market for GenVec’s potential products will be reduced, and GenVec will lose potential sources of revenue.

          GenVec’s success may depend, in part, on the extent to which reimbursement for the costs of therapeutic products and related treatments will be available from third-party payors such as government health administration authorities, private health insurers, managed care programs, and other organizations. Over the past decade, the cost of health care has risen significantly, and there have been numerous proposals by legislators, regulators, and third-party health care payors to curb these costs. Some of these proposals have involved limitations on the amount of reimbursement for certain products. Similar federal or state health care legislation may be adopted in the future and any products that GenVec or GenVec’s collaborators seek to commercialize may not be considered cost-effective. Adequate third-party insurance coverage may not be available for GenVec to establish and maintain price levels that are sufficient for realization of an appropriate return on its investment in product development. Moreover, the existence or threat of cost control measures could cause GenVec’s corporate collaborators to be less willing or able to pursue research and development programs related to GenVec’s product candidates.

Risks Relating to GenVec Common Stock

          GenVec’s officers and directors and entities with which they are affiliated may be able to control the outcome of most corporate actions requiring stockholder approval and will control sufficient votes to potentially prevent stockholder efforts to remove directors.

          GenVec’s directors and officers (including the four current Diacrin directors who became GenVec directors as a result of the merger) and entities with which they are affiliated control approximately 26.3% of GenVec’s outstanding common stock. Due to this concentration of ownership, this group may be able to prevail on all matters requiring a stockholder vote, including:

•	the election of directors;

•	the amendment of GenVec’s organizational documents; or

•	the approval of a merger, sale of assets or other major corporate transaction.

          In addition, because GenVec directors may only be removed for cause by an 80% vote of the outstanding capital stock entitled to vote in the election of directors, if this group were to vote against any effort by other stockholders to remove a director, such removal effort would fail.

          GenVec’s stock price could be volatile, which could cause you to lose part or all of your investment.

          The market price of GenVec’s common stock, like that of the common stock of many other development stage biotechnology companies, may be highly volatile. In addition, the stock market has experienced extreme price and volume fluctuations. This volatility has significantly affected the market prices of securities of many biotechnology and pharmaceutical companies for reasons frequently unrelated to or disproportionate to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of GenVec’s common stock. For example, since its initial public offering in December 2000, GenVec’s common stock price has varied from a high of $10.50 per share to a low of $0.90 per share. Prices for GenVec’s common stock will be determined in the market place and may be influenced by many factors, including variations in GenVec’s financial results and investors’ perceptions of GenVec, changes in recommendations by securities analysts as well as their perceptions of general economic, industry and market conditions.

          Stockholders may sell substantial amounts of our common stock after the merger with Diacrin, which could cause our stock price to fall.

          A substantially large number of shares of GenVec common stock may be sold into the public market within short periods of time at various dates following the closing of the merger with Diacrin. As a result, GenVec’ stock price could fall. Of the approximately 29.8 million shares of GenVec common stock that were issued in connection with this merger, approximately 20.2 million shares were immediately available for resale by the former stockholders of Diacrin and 9.6 million shares of GenVec common stock are subject to ''lock-up agreements’’ that restrict the timing of the resale of these shares, which shares were released and available for sale in the public market on December 19, 2003 (120 days after the closing date of the merger). GenVec has registered approximately 10.4 million shares of common stock subject to the prospectus, which are the shares of GenVec common stock that are owned by each former Diacrin affiliate that now holds more than 1% of the outstanding capital stock of GenVec. In comparison, the average daily trading volume of GenVec common stock for the five-day period ending on April 27, 2004, the last day prior to the printing of this prospectus, was 597,900. Sales of a large number of newly released shares of GenVec common stock could occur and that could result in a sharp decline in GenVec’s stock price.

          In addition, because of the completion of the merger GenVec has more shares of its common stock outstanding. Under the resale volume limitations imposed on affiliates by the rules of the Securities Act following the merger, because of this increase in number of outstanding shares GenVec’s affiliates may be able to sell more shares of GenVec common stock sooner than they were able to sell prior to the merger.

          GenVec has antitakeover defenses that could delay or prevent an acquisition and changes in control in GenVec’s board of directors and management, and could adversely affect the price of GenVec’s common stock.

          Provisions of GenVec’s amended and restated certificate of incorporation, GenVec’s amended and restated by-laws, GenVec’s stockholder rights plan, and Delaware law may have the effect of deterring unsolicited takeovers or delaying or preventing changes in control of GenVec’s management, including transactions in which GenVec’s stockholders might otherwise receive a premium for their shares over then current market prices. In addition, these provisions may limit the ability of stockholders to approve transactions that they may deem to be in their best interest.

          GenVec’s amended and restated certificate of incorporation permits its board of directors to issue preferred stock without stockholder approval upon such terms as the board of directors may determine. The rights of the holders of GenVec’s common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of GenVec’s outstanding common stock. Although GenVec has no present intention of issuing the preferred stock, an issuance of a substantial number of preferred shares could adversely affect the price of GenVec’s common stock.

          GenVec’s amended and restated certificate of incorporation provides for a staggered board of directors divided into three classes. Such staggered board of directors will make it more difficult for GenVec’s stockholders to change the composition of the board of directors in any one year, which could have the effect of preventing or delaying a change of control transaction that is not approved by the GenVec board of directors.

          In addition, GenVec’s amended and restated certificate of incorporation and by laws provide that:

•	GenVec directors may only be removed for cause by an 80% vote of the outstanding capital stock entitled to vote in the election of directors;

•	GenVec stockholders do not have the power to call special meetings of stockholders;

•	GenVec stockholders may not act by written consent in lieu of a meeting; and

•	The provisions of GenVec’s amended and restated certificate of incorporation and amended and restated bylaws relating to the classified board, removal of directors, calling of special stockholders meetings, stockholder action by written consent and amendments may only be amended by an 80% vote of the outstanding capital stock entitled to vote in the election of directors.

          These provisions make it more difficult for GenVec’s stockholders to change the composition of the board of directors and approve transactions they may deem to be in their best interests that are not approved by the board of directors.

          GenVec has a rights agreement in place pursuant to which each share of GenVec common stock is accompanied by a preferred stock purchase right. In the event a person acquires beneficial ownership of 20% or more of the GenVec common stock in a transaction not approved by the GenVec board of directors, the holders of preferred stock purchase rights (other than the acquiring person or group) may purchase GenVec common stock having a market value of twice the current exercise price of each preferred stock purchase right or, under specified circumstances, holders of preferred stock purchase rights may purchase stock of the acquiring company having a market value of twice the current exercise price of each preferred stock purchase right. The rights agreement may have the effect of preventing unsolicited takeovers that are not approved by the GenVec board of directors.

          GenVec is subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which prohibits it from engaging in a business combination with an interested stockholder for three years after the date of the transaction pursuant to which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. The application of Section 203 could have the effect of delaying or preventing a change of control of GenVec.

          GenVec’s common stock may be delisted from the NASDAQ National Market, which could cause the price to fall further and decrease its liquidity.

          GenVec’s common stock trades on the NASDAQ National Market. In order to continue trading on the NASDAQ National Market, GenVec must comply with the NASDAQ National Market’s continued listing requirements, which require that GenVec either maintains a minimum stockholders’ equity of $10.0 million and a minimum closing bid price of $1.00 per share or, if GenVec falls below the minimum stockholders’ equity requirement, maintain a minimum closing bid price of $3.00 per share. At December 31, 2003, GenVec had stockholders’ equity of approximately $37.0 million. However, GenVec’s stockholders’ equity may decline. If GenVec’s stockholders’ equity falls below $10.0 million, GenVec will need to maintain a minimum closing bid price of $3.00 rather than $1.00.

          If GenVec does not satisfy NASDAQ’s continued listing requirements, GenVec’s common stock may be delisted from the NASDAQ National Market. The delisting of GenVec’s common stock may result in the trading of the stock on the NASDAQ Small Cap Market, the over-the-counter markets in the so-called ''pink sheets’’ or the NASD’s electronic bulletin board. Consequently, a delisting of GenVec’s common stock from the

NASDAQ National Market would materially reduce the liquidity of GenVec’s common stock, not only in the number of shares that could be bought and sold, but also through delays in the timing of the transaction and reductions in securities analysts and media coverage. This may reduce the demand for GenVec stock and significantly destabilize the price of GenVec stock. In addition, a delisting would materially adversely affect GenVec ability to raise additional necessary capital.

USE OF PROCEEDS

          GenVec will not receive any of the proceeds from the sale of the shares offered by this prospectus. The selling stockholders will receive all of the proceeds.

SELLING STOCKHOLDERS

          The following table sets forth the names of the selling stockholders, the number of shares of common stock owned beneficially by each selling stockholder as of April 27, 2004 and the number of shares that may be offered pursuant to this prospectus.

          The selling stockholders may decide to sell all, some, or none of the shares of common stock listed below. We cannot provide you with an estimate of the number of shares of common stock that the selling stockholders will hold in the future.

          Unless otherwise noted, each person or group has sole voting and investment power of the shares listed. The inclusion of any shares listed below as beneficially owned does not constitute an admission of beneficial ownership of those shares.

	Number of
	Shares		Number of
	Beneficially		Shares
	Owned		Beneficially
Selling Shareholder	Prior to	Number of	Owned After
Name and Address	Offering	Shares Offered	Offering(1)
HealthCare Ventures II, L.P.(2)	4,887,911	4,887,911	0 (3)
HealthCare Ventures III, L.P.(2)	1,520,144	1,520,144	0 (3)
HealthCare Ventures IV, L.P.(2)	446,401	446,401	0 (3)
Rho Management Trust II(4)	2,435,842	2,435,842	0
Joshua Ruch(5)	254,918	254,918	0
Thomas H. Fraser, Ph.D.(2)	811,987	811,987	0
Total	10,357,209	10,357,209

(1) Assumes the sale of all shares offered hereby and no other transactions in the common stock by the selling stockholders.

(2) John W. Littlechild, a former director of Diacrin, is a general partner of HealthCare Partners II, L.P. (''HCPII’’), HealthCare Partners III, L.P. (''HCPIII’’), HealthCare

Partners IV, L.P. (''HCPIV’’), HealthCare Partners V, L.P. (''HCPV’’) and HealthCare Partners VI, L.P. (''HCPVI’’), the general partner of HealthCare Ventures II, L.P. (''HCVII’’), HealthCare Ventures III, L.P. (''HCVIII’’), HealthCare Ventures IV, L.P. (''HCVIV’’), HealthCare Ventures V, L.P. (''HCVV’’) and HealthCare Ventures VI, L.P. (''HCVVI’’), respectively. Mr. Littlechild, together with James H. Cavanaugh, Harold R. Werner, who currently is a director of GenVec, and William Crouse, Christopher Mirabelli, Augustine Lawlor and Eric Aguiar the other general partners of HCPII, HCPIII, HCPIV, HCPV and HCPVI (collectively, the ''HC entities’’) share voting and investment control with respect to shares owned by HCVII, HCVIII, HCVIV, HCVV and HCVVI, respectively. The address of HealthCare Ventures II, III, IV, V and VI, L.P. is 44 Nassau Street, Princeton, New Jersey 08542. HCVII, HCVIII and HCVIV beneficially own an aggregate of 6,854,463 shares of GenVec common stock.

(3) HCVV and HCVVI owned an aggregate of 3,582,000 shares of GenVec common stock prior to the merger which constituted the beneficial ownership of 15.7% of GenVec common stock prior to the merger. These shares of GenVec common stock are not being offered by this prospectus.

(4) Rho Capital Partners (''Rho’’), of which Joshua Ruch is Chairman and Chief Executive Officer, may be deemed the beneficial owner of the shares owned by Rho Management Trust II pursuant to an investment advisory agreement that confers voting and investment control over such shares on Rho. The address of Rho Management Trust II is c/o Rho Capital Partners, Inc., 152 West 57th Street, New York, New York 10019. In addition, Mr. Ruch is a current director of GenVec and a former director of Diacrin.

(5) Consists of shares that Mr. Ruch exercises investment and voting authority over directly for his own account, for the account of family members or for the account of other clients of Rho or its affiliates. Mr. Ruch is the Chairman and Chief Executive Officer of Rho and as such may be deemed the beneficial owner of the 2,435,842 shares of GenVec common stock held by Rho Management Trust II.

(6) Mr. Fraser is the Chairman of the board of directors of GenVec. Mr. Fraser was the former President and Chief Executive Officer of Diacrin, as well as, a former director of Diacrin.

PLAN OF DISTRIBUTION

          The selling stockholders, including their pledgees, transferees, assignees, donees or other successors in interest, may, from time to time, sell any or all of their shares of common stock, at fixed or negotiated prices, using one or more of the following methods:

•	on the NASDAQ National Market, or on any other stock exchange, market or trading facility on which GenVec’s common stock may from time to time be trading;

•	in over-the-counter market;

•	in privately negotiated transactions or otherwise;

•	through agents or underwriters;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	through the writing of options on the shares

•	short sales;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

          The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

          The selling stockholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of GenVec securities and may sell or deliver shares in connection with these trades. The selling stockholders may pledge their shares to their brokers under the margin provisions of customer agreements. If a selling stockholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares.

          Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated.

          The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be ''underwriters’’ within the meaning of the

Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

          To comply with the securities laws of certain jurisdictions, registered or licensed brokers or dealers may need to offer or sell the shares offered by this prospectus. The applicable rules and regulations under the Exchange Act may limit any person engaged in a distribution of the shares of common stock covered by this prospectus in its ability to engage in market activities with respect to such shares. A selling stockholder, for example, will be subject to applicable provisions of the Exchange Act and the rules and regulations under it, which provisions may limit the timing of purchases and sales of any shares of common stock by that selling stockholder.

LEGAL MATTERS

          Arnold & Porter LLP, special counsel to GenVec, has delivered its legal opinion to the effect that the 10,357,209 shares of common stock offered hereby have been validly issued and are fully paid and nonassessable.

EXPERTS

          KPMG LLP, independent accountants, have audited our financial statements as of December 31, 2003 and 2002 and for each of the years in the three-year period ended December 31, 2003 included in our Annual Report on Form 10-K for the year ended December 31, 2003, as set forth in their report also included therein, which is incorporated by reference in this prospectus. Our financial statements are incorporated by reference in reliance on KPMG LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

          GenVec is a reporting company and files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy these reports, proxy statements and other information filed at the Securities and Exchange Commission’s public reference room located at 450 Fifth Street, N.W., Washington, DC 20549. You can request copies of these documents by writing to the Securities and Exchange Commission and paying a fee for the copying cost. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information about the public reference rooms. GenVec’s reports, proxy statements and other information filed with the Securities and Exchange Commission are also available to the public on the Securities and Exchange Commission’s web site at http://www.sec.gov and on GenVec’s web site at www.genvec.com.

          GenVec filed with the SEC a registration statement on Form S-4 under the Securities Act of 1933 to register with the SEC the GenVec common stock issuable in connection with the merger and subject to sale pursuant to this prospectus. This prospectus does not contain all the information you can find in the registration statement or the exhibits and schedules to the registration statement. For further information with respect to GenVec, or GenVec common stock, please refer to the registration statement, including the exhibits and schedules. You can obtain the additional information by making a written or oral request to GenVec, Inc., 65 West Watkins Mill Road, Gaithersburg, Maryland 20878, attention: Jeffrey W. Church, Corporate Secretary (telephone: (240) 632-0740).

          Statements contained in this prospectus about the contents of any material contract or other document fairly summarizes the material provisions of such contract or other document. For a complete copy of any such material contract or other document, we refer you, in each case, to the copy of such contract or other document filed as an exhibit to the registration statement.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

          The following documents previously filed by GenVec with the SEC pursuant to the Exchange Act are hereby incorporated by reference in this prospectus and made a part hereof:

(a) Our Annual Report on Form 10-K for the year ended December 31, 2003 filed with the SEC on March 15, 2004;

(b) Our Current Reports on Form 8-K filed on March 24, 2004 and April 14, 2004;

(c) The description of our common stock, par value $0.001 per share, contained in a registration statement on Form 8-A filed on December 7, 2000; and

(d) The description of the preferred stock purchaser rights contained in our Registration Statement on Form 8-A filed on September 26, 2001, including any amendment or report filed for the purpose of updating such description.

          All documents we file with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference herein and to be a part of this prospectus from the date of filing of such documents or reports. Any statement contained herein or in a document incorporated by reference or deemed to be incorporated by reference into this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of this prospectus. We will provide to you at no cost a copy of any and all of the information incorporated by reference into the registration statement of which this prospectus is a part. You may make a request for copies of this information in writing or by telephone. Requests for copies should be directed to GenVec, Inc., 65 West Watkins Mill Road, Gaithersburg, Maryland 20878, attention: Jeffrey W. Church, Corporate Secretary (telephone: (240) 632-0740).